UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Weyerhaeuser Company

(Name of Issuer)

Common Shares, par value $1.25 per share

(Title of Class of Securities)

962166104

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 962166104	Page 2 of 13

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

18,015,689 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

18,015,689 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,015,689

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14. TYPE OF REPORTING PERSON

IA

CUSIP No. 962166104	Page 3 of 13

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on April 29, 2005 (the “Original Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

The response set forth in Item 1 of the Original Schedule 13D is hereby amended by deleting the text of Item 1 in its entirety and replacing it with the following:

This statement relates to the Common Shares, par value $1.25 per share (hereinafter, the “Common Shares”), of Weyerhaeuser Company, a Washington corporation (the “Issuer”). The Issuer's principal executive offices are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98063-9777.

Item 2. Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting the text of Item 2 in its entirety and replacing it with the following:

(a) Name:

Franklin Mutual Advisers, LLC (“FMA”)

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts.

Address of Principal Office:

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other

CUSIP No. 962166104	Page 4 of 13

organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the reporting person named above is set forth in Exhibit A hereto. To the best knowledge of the person listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $1.2 billion (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective investment management clients.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Original Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

FMA purchased the Common Shares for its investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of FMA’s business. FMA does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. FMA believes that the Common Shares of the Issuer are undervalued and that steps can and should be taken by the Issuer to increase the market valuation of the Common Shares. Accordingly, FMA determined to file this Schedule 13D to provide FMA flexibility in order to explore alternatives for realizing the unrecognized value of the Issuer, including, among other things, addressing the Issuer’s strategic direction, corporate governance and management, and engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others. On December 13, 2006, FMA sent the Issuer’s Board of Directors a letter, a copy of which is attached as Exhibit C to this Schedule 13D, suggesting that the Issuer modify its corporate structure to become more efficient vis-à-vis a Real Estate Investment Trust structure.

FMA may in the future acquire additional shares of Common Shares or other securities of the Issuer in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Shares owned by FMA’s investment management clients in one or more transactions. Additionally, the FMA’s investment management clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to

CUSIP No. 962166104	Page 5 of 13

carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by FMA.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 18,015,689 shares of Common Shares of the Issuer (the “Securities”), representing 7.6% of the outstanding Common Shares, are beneficially owned by one or more open-end investment companies or other managed accounts of FMA.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which

CUSIP No. 962166104	Page 6 of 13

FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit B-1 of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A: Executive Officers of Reporting Person

Exhibit B-1: Transactions in the Past Sixty Days

Exhibit C: Letter, dated December 13, 2006, from FMA to the Issuer’s Board of

Directors

CUSIP No. 962166104	Page 7 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2006

Franklin Mutual Advisers, LLC

By: /s/ BRADLEY TAKAHASHI

---------------------------------------

Name: Bradley D. Takahashi

Title: Vice President

CUSIP No. 962166104	Page 8 of 13

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shelly M. Painter	Treasurer, FMA; oversees Corporate Treasury functions for FRI and its direct and indirect subsidiaries	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Barbara J. Green	Secretary, FMA; Vice President, Deputy General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barry R. Forbes	Assistant Treasurer, FMA; assists in overseeing Corporate Treasury functions for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091
Craig S. Tyle	Chief Legal Officer, FMA; Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA; Chief Compliance Officer for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091

CUSIP No. 962166104	Page 9 of 13

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. 962166104	Page 10 of 13

EXHIBIT B-1

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase by FMA of Common Shares of the Issuer in the open market.

Number of Shares	Date of Transaction	Price per Share[1]
2,830	12/13/06	$66.2784
541	12/11/06	66.5700
670	12/08/06	66.5000
646	12/07/06	66.8369
516	12/05/06	67.8500
584	12/04/06	65.2500
387	12/04/06	65.3126
382	12/01/06	64.6700
972	11/30/06	64.1659
610	11/29/06	64.7369
1,020	11/28/06	64.3300
610	11/28/06	64.5151
500	11/24/06	64.1400
770	11/24/06	64.4200
860	11/21/06	63.7500
1,680	11/21/06	63.5762
450	11/20/06	63.7500
890	11/17/06	63.6890
420	11/16/06	64.0452
560	11/15/06	64.3800
360	11/13/06	64.4700
440	11/10/06	63.5549
580	11/10/06	63.5549
1,170	11/08/06	63.0937
570	11/08/06	63.4400
530	11/07/06	63.5900
280	11/03/06	63.0500
550	11/02/06	63.5700
250	11/01/06	63.8000
500	10/31/06	63.7900
480	10/27/06	64.3863
1,030	10/26/06	63.0339
360	10/25/06	63.8100
400	10/24/06	64.2150
530	10/23/06	63.8430
510	10/20/06	64.3341
230	10/19/06	64.6900

_________________________

  Price excludes commission.

CUSIP No. 962166104	Page 11 of 13

630	10/18/06	64.2000
180	10/18/06	64.2700
340	10/17/06	64.3302
730	10/16/06	64.8527

Price excludes commission.

CUSIP No. 962166104	Page 12 of 13

EXHIBIT C

[FRANKLIN MUTUAL ADVISERS, LLC LETTERHEAD]

December 13, 2006

Board of Directors

Weyerhaeuser Corporation

c/o Mr. Steven Rogel, Chairman

P.O. Box 9777

33663 Weyerhaeuser Way

Federal Way WA 98063

Dear Board Members:

Franklin Mutual Advisers (“FMA”) owns approximately 18 million shares of Weyerhaeuser stock and has been a 13-d filer on the company since April 2005. We acknowledge the positive steps the company has taken over this period to restructure the business, including the sale of the Fine Paper business that is scheduled to close during the first quarter of 2007.

However, FMA continues to believe that the share price of Weyerhaeuser reflects a substantial discount to the intrinsic value of its underlying assets and core businesses. While the restructuring actions taken to date have been rational and objective, we believe the management and board of directors of Weyerhaeuser must act with an increased sense of urgency and accelerate its efforts to enhance and crystallize this intrinsic value for the benefit of all shareholders.

These steps include (1) a corporate reorganization that will eliminate the tax disadvantages of owning timber properties in a “C” corporation and (2) accelerating the time frame for the planned restructuring of the containerboard business.

Despite the best efforts of the company and other similarly situated entities, it now appears that the tax law will continue to favor holding timber properties in entities such as Timber Investment Management Organizations (“TIMOs”) or Real Estate Investment Trusts (“REITs”). The structural disadvantages to Weyerhaeuser include the inability to competitively bid on timberlands undergoing a sale process, a higher weighted average cost of capital and the full double taxation of timberland generated earnings. According to a recent report from one major Wall Street analyst, by 2010 the current structure, as opposed to a REIT structure, would destroy an incremental $24 per share of shareholder value, or nearly 35% of today’s equity value. FMA strongly believes Weyerhaeuser must immediately take steps to eliminate this disadvantage, including possibly converting the current corporate structure to a REIT.

Many paper and forest product companies such as Rayonier, Potlatch, Georgia Pacific, International Paper and the former Boise Cascade have become more competitive, realized substantial operating benefits and experienced significant share price

CUSIP No. 962166104	Page 13 of 13

appreciation by either converting to a REIT or by selling their timberlands. For example, since becoming a REIT in January, 2004, Rayonier produced (according to Bloomberg) an annual equivalent return (including reinvestment of dividends) of 20.4% through 12/12/06. Potlatch has produced (according to Bloomberg) an annual equivalent return (including reinvestment of dividends) of 25.3% through 12/12/06 since becoming a REIT in January, 2006. In contrast, Weyerhaeuser has generated (according to Bloomberg) an annual equivalent return (including reinvestment of dividends) of 3.9% since January, 2004. While we are not today suggesting that Weyerhaeuser divest its timberlands, we are strongly suggesting that the Company must modify its corporate structure to become more efficient vis-à-vis the REIT structure. FMA believes that this step, along with the closing on the sale of the Fine Paper business and executing and accelerating the current restructuring plans in the containerboard business, will enhance shareholder value over the long-term.

We look forward to further discussion of these ideas with you.

Sincerely,

/s/ Peter Langerman

Peter Langerman, Chief Executive Officer

/s/ Michael Embler

Michael Embler, Chief Investment Officer